Exhibit 99.1

DiDi Announces Results of Extraordinary General Meeting

BEIJING, May 23, 2022 – DiDi Global Inc. (“DiDi” or the “Company”) (NYSE: DIDI), today announced that the following resolution, which had been submitted for shareholder approval, has been approved at the extraordinary general meeting (the “EGM”) of the Company’s shareholders held in Beijing today:

1.	as an ordinary resolution, to delist the Company’s American Depositary Shares from the New York Stock Exchange (the “Delisting”) as soon as practicable, and that in order to better cooperate with the cybersecurity review and rectification measures, the Company’s shares will not be listed on any other stock exchange before the Delisting is completed.

As of April 28, 2022 (the “Record Date”), the Company had 1,213,509,469 ordinary shares outstanding, comprised of 1,096,173,633 Class A ordinary shares and 117,335,836 Class B ordinary shares. Members holding 811,435,450 ordinary shares (being the sum of 694,099,614 Class A ordinary shares and 117,335,836 Class B ordinary shares) cast their votes at the EGM. The beneficial owners of Class B ordinary shares of the Company voted on a one vote per share basis at the EGM, the same as holders of Class A ordinary shares. The results of the vote on the resolution were 781,060,684 votes in favor and 30,374,766 votes against.

About DiDi Global Inc.

DiDi Global Inc. (NYSE: DIDI) is the world’s leading mobility technology platform. It offers a wide range of app-based services across Asia Pacific, Latin America and other global markets, including ride hailing, taxi hailing, chauffeur, hitch and other forms of shared mobility as well as auto solutions, food delivery, intra-city freight and financial services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For investor inquiries, please contact:

DiDi Global Inc.

Tianyi Wang
Email: ir@didiglobal.com

For media inquiries, please contact:

DiDi Global Inc.

Global Communications Team
Email: globalpr@didiglobal.com

2